FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 17, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 8 and 16 May 2024 (both inclusive).

The cash amount of the shares purchased to 16 May 2024 as a result of the execution of the Buy-back Programme amounts to 1,016,672,584 Euros, which represents approximately 69.7% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
08/05/2024	SAN	Purchase	XMAD	2,098,610	4.7442
08/05/2024	SAN	Purchase	CEUX	648,762	4.7495
08/05/2024	SAN	Purchase	TQEX	85,725	4.7582
08/05/2024	SAN	Purchase	AQEU	166,903	4.7505
09/05/2024	SAN	Purchase	XMAD	940,575	4.7563
09/05/2024	SAN	Purchase	CEUX	605,629	4.7530
09/05/2024	SAN	Purchase	TQEX	87,612	4.7532
09/05/2024	SAN	Purchase	AQEU	166,184	4.7539
10/05/2024	SAN	Purchase	XMAD	1,394,571	4.7490
10/05/2024	SAN	Purchase	CEUX	644,775	4.7538
10/05/2024	SAN	Purchase	TQEX	86,274	4.7543
10/05/2024	SAN	Purchase	AQEU	174,380	4.7537
13/05/2024	SAN	Purchase	XMAD	1,060,541	4.7372
13/05/2024	SAN	Purchase	CEUX	637,011	4.7419
13/05/2024	SAN	Purchase	TQEX	126,555	4.7377
13/05/2024	SAN	Purchase	AQEU	175,893	4.7436
14/05/2024	SAN	Purchase	XMAD	1,297,410	4.7257
14/05/2024	SAN	Purchase	CEUX	497,377	4.7258
14/05/2024	SAN	Purchase	TQEX	68,721	4.7315
14/05/2024	SAN	Purchase	AQEU	136,492	4.7285
15/05/2024	SAN	Purchase	XMAD	1,198,951	4.8033
15/05/2024	SAN	Purchase	CEUX	570,098	4.8093

15/05/2024	SAN	Purchase	TQEX	104,085	4.8042
15/05/2024	SAN	Purchase	AQEU	226,866	4.8083
16/05/2024	SAN	Purchase	XMAD	2,398,054	4.8217
16/05/2024	SAN	Purchase	CEUX	518,953	4.8236
16/05/2024	SAN	Purchase	TQEX	113,241	4.8216
16/05/2024	SAN	Purchase	AQEU	269,752	4.8217
			TOTAL	16,500,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 17 May 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 08/05/2024 and 16/05/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-8-may-a-16-may.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 17, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance